Exhibit 99.5

Questions and Answers regarding

Proposed Option Exchange Program

Why is shareholder approval required?

As a publicly traded company, we are subject to very specific regulatory requirements about how to structure and execute an option exchange.  Our proposed exchange requires shareholder approval at our 2011 special shareholders’ meeting.

A small number of publicly traded companies may have more flexibility in the approach they take towards an option exchange if their share plans do not require shareholder approval for an option exchange.  That is not the case for our company.  Our equity compensation plan requires that we seek shareholder approval for the proposed option exchange.  In addition to following appropriate regulatory guidelines, we have structured a plan that we believe makes the most sense for employees, the company and our shareholders.

Why are we introducing the option exchange program now?

We are a strong company with a strong future.  The proposed exchange recognizes that some option grants are significantly underwater due to the significant decline in our stock price in light of the global financial and economic circumstances.  As a result, these option grants have not delivered the value to employees we intended to provide at the time they were granted.  The option exchange will give our employees the opportunity to decide whether it makes sense to trade certain options in exchange for options with a lower exercise price.

What should I do?

Right now, there’s nothing you need to do.  The next step is shareholder approval of the proposed exchange at our 2011 special shareholders’ meeting.  Assuming shareholders approve the option exchange program, eligible employees will receive detailed information, providing you with everything you need to know to make a decision that’s best for you.

Key legal disclosure

The Option Exchange Program has not yet commenced.  Granite City will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, or SEC, upon the commencement of the Option Exchange Program.  Persons who are eligible to participate in the Option Exchange Program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Option Exchange Program, including the interests of our executive officers in the Option Exchange Program.

In connection with the proposal to be voted on by Granite City’s shareholders to authorize the Option Exchange Program, Granite City has filed a preliminary proxy statement with the SEC and intends to file other relevant materials with the SEC, including a definitive proxy statement.  Granite City’s shareholders are urged to read such materials as and when they become available and before making any voting decision regarding the Option Exchange Program, because they will contain important information about the proposal to be voted on by shareholders with respect to the Option Exchange Program.

Granite City’s shareholders and option holders will be able to obtain the written materials described above and other documents filed by Granite City with the SEC free of charge from the SEC’s website at www.sec.gov.  In addition, shareholders and option holders may obtain free copies of the documents filed by Granite City with the SEC by directing a written request to: Granite City Food & Brewery Ltd., 5402 Parkdale Drive, Suite 101, Minneapolis, Minnesota 55416, Attention: Monica A. Underwood.